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Exhibit (a)(1)(D)

        Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
of
Kensey Nash Corporation
at
$38.50 Net Per Share
by
Biomedical Acquisition Corporation
an indirect wholly-owned subsidiary of
Koninklijke DSM N.V.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, JUNE 18, 2012, UNLESS THE OFFER IS EXTENDED.

May 21, 2012

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        We have been engaged by Biomedical Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands ("DSM"), to act as Information Agent in connection with Purchaser's offer to purchase all issued and outstanding shares of common stock, par value $0.001, including the associated Series A Junior Participating Preferred Stock Purchase Rights (the "Shares"), of Kensey Nash Corporation, a Delaware corporation ("Kensey Nash"), at a price of $38.50 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2012 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        Consummation of the Offer is conditioned upon (i) there having been validly tendered in the Offer and not properly withdrawn prior the expiration of the Offer, that number of Shares which would represent at least a majority of the issued and outstanding Shares on a fully diluted basis (assuming the issuance of all Shares that may be issued in respect of outstanding restricted stock awards, plus Shares issuable upon exercise or conversion of any then outstanding warrants, options, or other obligations or securities convertible or exchangeable into Shares or otherwise (regardless of whether (or to what extent) such warrants, options or other obligations or securities are then vested, convertible, exchangeable, exercisable or "in-the-money"), but excluding the top-up option), (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) other customary conditions as described in Section 13 of the Offer to Purchase—"Conditions of the Offer." There is no financing condition to the Offer.

        The Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, at the end of Monday, June 18, 2012, unless the Offer is extended.

        Enclosed herewith are the following documents:

  1.
  Offer to Purchase, dated May 21, 2012;

  2.
  The Letter to Stockholders of Kensey Nash from Kensey Nash's Chief Executive Officer, accompanied by Kensey Nash's Solicitation/Recommendation Statement on Schedule 14D-9;

  3.
  Letter of Transmittal to be used by stockholders of Kensey Nash in accepting the Offer and tendering Shares, including Form W-9;

  4.
  Notice of Guaranteed Delivery; and

  5.
  A printed letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 2, 2012, among DSM, Purchaser and Kensey Nash (the "Merger Agreement"), under which after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Kensey Nash and Kensey Nash will be the surviving corporation and an indirect wholly-owned subsidiary of DSM (the "Merger"). At the effective time of the Merger, each issued and outstanding Share (other than Shares held in the treasury of Kensey Nash or owned by DSM or Purchaser or any wholly-owned subsidiary of DSM or Kensey Nash or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive from Purchaser an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in the Offer to Purchase. The board of directors of Kensey Nash has duly and unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are advisable, fair to and in the best interests of Kensey Nash and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger, the top-up option (as described in the Offer to Purchase) and the other transactions contemplated by the Merger Agreement; and (iii) recommended that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Kensey Nash has also taken all actions necessary to ensure the Rights Agreement (as described in the Offer to Purchase) will not apply to the transactions contemplated by the Merger Agreement.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives written notice to Citibank, N.A. (the "Depositary") of its acceptance for payment of such Shares pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

        Purchaser is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of

Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

        In order to tender Shares pursuant to the Offer, a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of any book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either certificates representing the tendered Shares or confirmation of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

        Neither DSM nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent or as otherwise described in Section 16 of the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, at the end of Monday, June 18, 2012, unless the Offer is extended.

        If holders of Shares wish to tender their Shares, but it is impracticable for them to deliver their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration date of the Offer, a tender may be effected by following the guaranteed delivery procedures specified in the Offer to Purchase and the Letter of Transmittal.

        Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone number set forth below and in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Purchaser's expense.

Very truly yours,
MacKenzie Partners, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF DSM, PURCHASER, KENSEY NASH, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OTHER THAN THE ENCLOSED DOCUMENTS OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885
E-mail: tenderoffer@mackenziepartners.com

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  Exhibit (a)(1)(D)
The Information Agent for the Offer is